UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                   RULE 13d-1(A) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(a).
                         (AMENDMENT NO. ______________)*


                           BERLITZ INTERNATIONAL, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.10 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    08490010
                  --------------------------------------------
                                 (CUSIP Number)

                           APOLLO MANAGEMENT IV, L.P.
                            1999 AVENUE OF THE STARS
                                   SUITE 1900
                          LOS ANGELES, CALIFORNIA 90067
                                 (310) 201-4100
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                OCTOBER 13, 1998
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                 SEC 1746(12-91)

                                  SCHEDULE 13D

----------------------                            ------------------------------
CUSIP NO.  08490010                                  PAGE   1   OF   9   PAGES
----------------------                            ------------------------------

--------------------------------------------------------------------------------
 1  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

    APOLLO INVESTMENT FUND IV, L.P.
--------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (A) |X|
                                                                   (B) |_|
--------------------------------------------------------------------------------
 3  SEC USE ONLY


--------------------------------------------------------------------------------
 4  SOURCE OF FUNDS*

        OO
--------------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                        |_|
--------------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE
--------------------------------------------------------------------------------
               7   SOLE VOTING POWER
                        0
 NUMBER OF     -----------------------------------------------------------------
  SHARES       8   SHARED VOTING POWER
BENEFICIALLY            6,985,338 (1)
 OWNED BY      -----------------------------------------------------------------
   EACH        9   SOLE DISPOSITIVE POWER
 REPORTING              0
   PERSON      -----------------------------------------------------------------
   WITH        10  SHARED DISPOSITIVE POWER
                        0
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       6,985,338(1)
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                        |_|
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       73.3%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

        PN
--------------------------------------------------------------------------------

(1) See Item 5.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

----------------------                            ------------------------------
CUSIP NO.  08490010                                  PAGE   2   OF   9   PAGES
----------------------                            ------------------------------

--------------------------------------------------------------------------------
 1  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

    APOLLO OVERSEAS PARTNERS IV, L.P.
--------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (A) |X|
                                                                   (B) |_|
--------------------------------------------------------------------------------
 3  SEC USE ONLY


--------------------------------------------------------------------------------
 4  SOURCE OF FUNDS*

        OO
--------------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                        |_|
--------------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION

        CAYMAN ISLANDS
--------------------------------------------------------------------------------
               7   SOLE VOTING POWER
                        0
 NUMBER OF     -----------------------------------------------------------------
  SHARES       8   SHARED VOTING POWER
BENEFICIALLY            6,985,338 (1)
 OWNED BY      -----------------------------------------------------------------
   EACH        9   SOLE DISPOSITIVE POWER
 REPORTING              0
   PERSON      -----------------------------------------------------------------
   WITH        10  SHARED DISPOSITIVE POWER
                        0
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       6,985,338(1)
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                        |_|
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       73.3%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

        PN
--------------------------------------------------------------------------------

(1) See Item 5.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

----------------------                            ------------------------------
CUSIP NO.  08490010                                  PAGE   3   OF   9   PAGES
----------------------                            ------------------------------

--------------------------------------------------------------------------------
 1  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

    APOLLO ADVISORS IV, L.P.
--------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (A) |X|
                                                                   (B) |_|
--------------------------------------------------------------------------------
 3  SEC USE ONLY


--------------------------------------------------------------------------------
 4  SOURCE OF FUNDS*

        OO
--------------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                        |_|
--------------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE
--------------------------------------------------------------------------------
               7   SOLE VOTING POWER
                        0
 NUMBER OF     -----------------------------------------------------------------
  SHARES       8   SHARED VOTING POWER
BENEFICIALLY            6,985,338 (1)
 OWNED BY      -----------------------------------------------------------------
   EACH        9   SOLE DISPOSITIVE POWER
 REPORTING              0
   PERSON      -----------------------------------------------------------------
   WITH        10  SHARED DISPOSITIVE POWER
                        0
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       6,985,338(1)
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                        |_|
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       73.3%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

        PN
--------------------------------------------------------------------------------

(1) See Item 5.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

----------------------                            ------------------------------
CUSIP NO.  08490010                                  PAGE   4   OF   9   PAGES
----------------------                            ------------------------------


ITEM 1.  SECURITY AND ISSUER.

         This statement on Schedule 13D (the "Statement") relates to the common stock, par value $0.10 per share (the "Common Stock"), of Berlitz International, Inc., a New York corporation (the "Company"). The principal executive offices of the Company are located at 400 Alexander Park, Princeton, New Jersey 08540-6306.

ITEM 2.  IDENTITY AND BACKGROUND.

         This Statement is filed by Apollo Investment Fund IV, L.P., a Delaware limited partnership ("AIFIV"), Apollo Overseas Partners IV, L.P., an exempted limited partnership registered in the Cayman Islands ("Overseas IV"), and Apollo Advisors IV, L.P., a Delaware limited partnership ("Advisors IV"). AIFIV,
Overseas  IV and  Advisors  are  referred  to  collectively  as  the  "Reporting
Persons."

         AIFIV and Overseas IV are principally engaged in the business of investment in securities. Advisors IV is principally engaged in the business of serving as general partner of AIFIV and managing general partner of Overseas IV and other investment funds. The principal office of each of the Reporting Persons is c/o Apollo Advisors IV, L.P., Two Manhattanville Road, Purchase, New York 10577.

         Apollo Capital Management IV, Inc., a Delaware corporation ("Capital Management IV"), is the general partner of Advisors IV. Capital Management IV is principally engaged in the business of serving as general partner to Advisors IV.

         Apollo Management IV, L.P., a Delaware limited partnership ("Apollo Management IV"), serves as manager of the Reporting Persons and manages their day-to-day operations.

         AIF IV Management, Inc., a Delaware corporation ("AIMIV"), is the general partner of Apollo Management IV. AIMIV is principally engaged in the business of serving as general partner to Apollo Management IV.

         The respective addresses of the principal office of Advisors IV, Capital Management IV, Apollo Management IV and AIMIV are c/o Apollo Advisors IV, L.P., Two Manhattanville Road, Purchase, New York 10577.

         Apollo Fund Administration IV, LLC, a Delaware limited liability company ("Administrator"), is the administrative general partner of Overseas IV. Administration is principally engaged in the business of serving as administrative general partner of Overseas IV. The principal place of business of Administration is c/o Apollo Advisors IV, L.P., Two Manhattanville Road, Purchase, New York 10577.

         Attached as Appendix A to Item 2 is information concerning the principals, executive officers, directors and principal shareholders of the Reporting Persons and other entities as to which such information is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

         Neither the Reporting Persons nor any of the persons or entities referred to in Appendix A to Item 2 has, during the last five years, have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         As described herein, AIFIV and Overseas IV (collectively, the "Purchasers") have agreed to purchase $100,000,000 aggregate principal amount of the Company's 5% Convertible Exchangeable Subordinated Debentures due 2010, Series A (the "Convertible Debentures"). The purchase will be financed with cash on hand.

ITEM 4.  PURPOSE OF TRANSACTION.

         The Purchasers have agreed, pursuant to a Purchase Agreement, dated as of October 2, 1998 (the "Debenture Purchase Agreement"), to purchase $100 million in aggregate principal amount of Convertible Debentures. The issuance of the Convertible Debentures is subject to certain conditions precedent, including approval by the shareholders of the Company.

               The  Company  will  issue  the  Convertible   Debentures  to  the
Purchasers in order to repay certain existing corporate indebtedness and for other general corporate purposes.

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CUSIP NO.  08490010                                  PAGE   5   OF   9   PAGES
----------------------                            ------------------------------


     Convertible Debentures

         Each Convertible Debenture will be convertible at any time into fully paid and nonassessable shares of Common Stock of the Company at the initial conversion price of $33.05 per share of Common Stock (the "Conversion Price"), such Conversion Price to be adjusted in certain circumstances as provided for in the Debenture Purchase Agreement.

         If for the 30 trading days following the third anniversary of the issuance of the Convertible Debentures (the "Issue Date") the average of the closing prices of the Company's Common Stock on the New York Stock Exchange (the "Average Closing Price") exceeds 120.0% of the Conversion Price, the Company may, at any time after the 60th trading day after the third anniversary of the Issue Date, redeem the Convertible Debentures in whole, but not in part, at a redemption price equal to 100.0% of the principal amount of such Convertible Debentures, together with accrued interest. If the Average Closing Price does not exceed 120.0% of the Conversion Price, the Company may, at any time after the 60th trading day after the third anniversary of the Issue Date, redeem the Convertible Debentures in whole, but not in part, at a redemption price equal to (i) 104.0% of the principal amount, if such redemption occurs during the period from the third anniversary to and including the fourth anniversary of the Issue Date, (ii) 102.0% of the principal amount, if such redemption occurs during the period from the fourth anniversary to and including the fifth anniversary of the Issue Date, and (iii) 100.0% of the principal amount, if such redemption occurs after the fifth anniversary of the Issue Date, in each case together with accrued interest.

         If the Average Closing Price does not exceed the Conversion Price, the Purchasers may elect to exchange its Convertible Debentures, in whole, into fixed-rate non-convertible debentures (the "Fixed Rate Debentures", and together with the Convertible Debentures, the "Debentures") with a principal amount equal to the principal amount of the Convertible Debentures, and with a maturity date on the seventh anniversary of the date of the exchange. The interest rate of the Fixed Rate Debentures will be determined in accordance with the formula set forth in the Debenture Purchase Agreement.

     Investors Agreement

         The Company and the Purchasers have entered into an Investors Agreement, dated as of October 2, 1998 (the "Investors Agreement"). The Investors Agreement provides for the Company's Board of Directors to be increased from ten to twelve directors and further provides that (i) if the Purchasers own 50% or more of the aggregate number of shares of Common
     Stock into which the Convertible Debentures may be converted into (the "Shares"), the Purchasers shall be entitled to nominate the two new directors for the Company's Board of Directors; (ii) if the Purchasers own at least 25% but less than 50% of the Shares, the Purchasers shall be entitled to one seat on the Company's Board of Directors, and the size of the Board of Directors will be decreased from twelve to eleven; and (iii) if the Purchasers own less than 25% of the Shares, the Purchasers shall not be entitled to any board representation, and the size of the Board may be increased or decreased at the option of the Company. In addition, if the Purchasers are entitled to board representation, the Investors Agreement provides that the Company may not take, approve or otherwise ratify any of the following actions without the approval of at least one of the directors nominated by the Purchasers: (i) any disposition of assets if the consideration received is in excess of $50 million; (ii) any acquisition if the consideration paid is in excess of $50 million; (iii) any merger or consolidation if the consideration received is in excess of $50 million;
     (iv) with certain exceptions, any affiliate transaction in excess of $5 million; (v) the incurrence of any additional indebtedness senior in right of payment to the Debentures and in excess of $50 million; (vi) any declaration or payment of any dividend to holders of securities junior in right of payment to the Debentures which exceed (A) 50% of net income of the Company for the 12 months preceding the date of such payment or (B) $5 million in any 12 month period; and (vii) the issuance of any equity securities of the Company.

     Registration Rights Agreement

         The Company and the Purchasers have entered into a Registration Rights Agreement, dated as of October 2, 1998 (the "Registration Rights Agreement"). The Registration Rights Agreement provides that commencing on the second anniversary of the Issue Date, the holders of at least 50% of the Shares then outstanding may, upon two separate occasions, make a demand on the Company to effect a registration of any or all of the Shares. If at any time the Company proposes to file a registration statement with respect to an offering of Common Stock, then except in certain limited circumstances the Company shall permit holders of the Shares to include any or all of the Shares in such offering.

         The foregoing descriptions do not purport to be complete and are qualified in their entirety by reference to the Debenture Purchase Agreement, the Investors Agreement and the Registration Rights Agreement, a copy of each of which has been filed as an Exhibit to this Schedule 13D and is incorporated herein by reference.

         The purpose of the transactions by the Reporting Persons described in this Statement is investment in the Company. Notwithstanding the foregoing, the Reporting Persons retain the right to change their investment intent, to propose one or more possible transactions to the Company's board, to acquire additional shares of common stock from time to time or to sell or otherwise dispose of all

----------------------                            ------------------------------
CUSIP NO.  08490010                                  PAGE   6   OF   9   PAGES
----------------------                            ------------------------------


or part of the Convertible Debentures beneficially owned by them (or any shares of Common Stock into which such Convertible Debentures are converted or any Fixed Rate Debentures for which such Convertible Debentures are exchanged) in any manner permitted by law. In the event of a material change in the present plans or intentions of the Reporting Persons, the Reporting Persons will amend this Schedule 13D to reflect such change.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) The Reporting Persons have agreed to purchase $100,000,000 in aggregate principal amount of the Series A Convertible Debentures. Assuming the conversion of all of the Series A Convertible Debentures as of the date hereof, the Reporting Persons would own in the aggregate 3,025,718 shares of Common Stock of the Company, representing approximately 24.1% of the outstanding Common Stock of the Company. The number of shares of Common Stock into which shares of Series A Convertible Debentures are convertible may be increased upon the occurrence of certain events as described in Item 4. Beneficial ownership of such Series A Convertible Debentures will be acquired as described in Item 3 and
Item 4. See also the information contained on the cover pages to this Schedule 13D, which is incorporated herein by reference.

         (b) See the information contained on the cover pages to this Schedule 13D, which is incorporated herein by reference. See also the response to Item 6 below, which is incorporated herein by reference. As described in Item 6, the Reporting Persons will be able to direct the vote of the shares of Common Stock beneficially owned by Benesse Corporation in certain circumstances. Benesse Corporation is a Japanese corporation engaged in the business of publishing. Its registered offices are at 3-17-17 Minamigata Okayama-shi 700, Japan. Benesse Corporation reported in its Schedule 13D dated February 18, 1993 that it had not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

         (c) There have been no reportable transactions with respect to the Common Stock of the Issuer within the last 60 days by the Reporting Persons.

         (d) Not applicable.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The response to Items 3 and 4 are hereby incorporated herein by reference.

         Pursuant to a Voting Agreement, dated as of October 2, 1998, among Benesse Corporation, AIFIV and Overseas IV, Benesse Corporation has agreed to vote the shares owned by it so as to (i) approve the issuance of the Convertible Debentures pursuant to the Debenture Purchase Agreement and (ii) elect the directors appointed by the Purchasers pursuant to the Investors Agreement to the Board of Directors of the Company. Benesse Corporation is the direct or indirect record holder and beneficial holder of 6,985,338 shares of Common Stock, which is approximately 73.3% of the outstanding Common Stock. The Reporting Persons expressly disclaim beneficial ownership of any securities of the Company owned by Benesse Corporation.

         The foregoing response to this Item 6 is qualified in its entirety by reference to the Voting Agreement, the full text of which is filed as Exhibit 4 hereto and incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1 Purchase Agreement, dated as of October 2, 1998, among the Company, AIFIV and Overseas IV, incorporated by reference to
                    Exhibit 99.1 of the Company's Current Report on Form 8-K filed on October 9, 1998.

         Exhibit 2 Investors Agreement, dated as of October 2, 1998, among the Company, AIFIV and Overseas IV, incorporated by reference to
                    Exhibit 99.5 of the Company's Current Report on Form 8-K filed on October 9, 1998.

         Exhibit 3 Registration Rights Agreement, dated as of October 2, 1998, among the Company, AIFIV and Overseas IV, incorporated by reference to Exhibit 99.3 of the Company's Current Report on Form 8-K filed on October 9, 1998.

----------------------                            ------------------------------
CUSIP NO.  08490010                                  PAGE   7   OF   9   PAGES
----------------------                            ------------------------------


         Exhibit 4 Voting Agreement, dated as of October 2, 1998, among Benesse Corporation, AIFIV and Overseas IV, incorporated by reference to Exhibit 99.6 of the Company's Current Report on Form 8-K filed on October 9, 1998.

----------------------                            ------------------------------
CUSIP NO.  08490010                                  PAGE   8   OF   9   PAGES
----------------------                            ------------------------------


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 13, 1998               APOLLO INVESTMENT FUND IV, L.P.

                               By: Apollo Advisors IV, L.P., its General Partner
                                   By:   Apollo Capital Management IV, Inc.,
                                         its General Partner


                                   By:           /s/ Michael D. Weiner
                                      ------------------------------------------
                                      Name:  Michael D. Weiner
                                      Title: Vice President,
                                             Apollo Capital Management IV, Inc.


                               APOLLO OVERSEAS PARTNERS IV, L.P.

                               By: Apollo Advisors IV, L.P., its Managing
                                   General Partner
                                   By:   Apollo Capital Management IV, Inc.,
                                         its General Partner


                                   By:           /s/ Michael D. Weiner
                                      ------------------------------------------
                                      Name:  Michael D. Weiner
                                      Title: Vice President,
                                             Apollo Capital Management IV, Inc.


                               APOLLO ADVISORS IV, L.P.

                               By:  Apollo Capital Management IV, Inc.,
                                    its General Partner


                                    By:           /s/ Michael D. Weiner
                                      ------------------------------------------
                                      Name:  Michael D. Weiner
                                      Title: Vice President,
                                             Apollo Capital Management IV, Inc.

----------------------                            ------------------------------
CUSIP NO.  08490010                                  PAGE   9   OF   9   PAGES
----------------------                            ------------------------------


                              APPENDIX A TO ITEM 2

         The following sets forth information with respect to the general partners, executive officers, directors and principal shareholders of Advisors IV, Capital Management IV, and Administration. Capitalized terms used herein without definition have the meanings assigned thereto in the Schedule 13D to which this Appendix A relates. Except as otherwise indicated in this Appendix A or in the Schedule 13D to which this Appendix A relates, the principal business address of each person or entity set forth below is c/o Apollo Advisors IV, L.P., Two Manhattanville Road, Purchase, New York 10577, and each such person or entity is a citizen of the United States of America.

         The principal business of Advisors IV is to provide advice regarding investments by, and serving as general partner to, the Reporting Persons, and the principal business of Capital Management IV is that of serving as general partner to, the Reporting Persons, and the principal business of Capital Management IV is that of serving as general partner to Advisors IV.

         The directors and principal executive officers of Capital Management IV are Messrs. Leon D. Black and John J. Hannan. The principal occupation of each of Messrs. Black and Hannan is to act as an executive officer and director of Capital Management IV. Messrs. Black and Hannan are also limited partners of Advisors IV. Mr. Black is the President and director of AIMIV, the general partner of Apollo Management IV. Mr. Hannan is a Vice President and director of AIMIV. AIMIV is principally engaged in the business of serving as general partner of Apollo Management IV.

         Messrs.  Black  and  Hannan  are also  founding  principals  of  Apollo
Advisors, L.P. ("Advisors"), Apollo Advisors II, L.P. ("Advisors II"), Lion Advisors, L.P. ("Lion"), Apollo Real Estate Advisors, L.P. ("AREA") and Apollo Real Estate Advisors II, L.P. ("AREAII"). The principal business of Advisors, Advisors II and Lion is to provide advice regarding investments in securities and the principal business of AREA and AREA II is to provide advice regarding investments in real estate and real estate-related investments. The business address of each of Messrs. Black and Hannan is c/o Apollo Management, L.P., 1301 Avenue of the Americas, New York, New York 10019.